Exhibit 99.1

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

These Unaudited Pro Forma Financial Statements of Brookfield Business Partners L.P. (the “partnership”) are based on the consolidated financial statements of the partnership, the combined audited and unaudited historical financial statements of the Lottery Business of Scientific Games Corporation (Carve-Out of Certain Operations of Scientific Games Corporation) (“Scientific Games Lottery”), and the consolidated audited historical financial statements of CDK Global, Inc. (“CDK Global”) and have been prepared to illustrate the pro forma effects of the following transactions (collectively, the “Transactions”) on the consolidated financial statements of the partnership:

Consummated transactions

•	The partnership, together with institutional partners, acquired a 100% interest in Scientific Games Lottery on April 4, 2022 for total consideration of $5.8 billion (the “Scientific Games Lottery acquisition”). Scientific Games Lottery is a service provider to government sponsored lottery programs through its capabilities in game design, distribution, systems and terminals, and turnkey technology solutions. The partnership holds a 100% voting interest and a 36% economic interest in Scientific Games Lottery, with the balance held by institutional partners. The partnership, together with institutional partners, funded a portion of the Scientific Games Lottery acquisition with approximately $3.3 billion of non-recourse borrowings, net of debt issuance costs.

•	The partnership, together with institutional partners, acquired a 100% interest in CDK Global, the partnership’s dealer software and technology services operations, on July 6, 2022 for total consideration of $8.3 billion (the “CDK Global acquisition”). CDK Global is a leading automotive retail technology company. The partnership holds a 100% voting interest and a 27% economic interest in CDK Global. A portion of the partnership’s economic interest may be syndicated to institutional partners, which is expected to decrease the partnership’s economic interest to 25%. Prior to the completion of the CDK Global acquisition, $1.7 billion of debt within CDK Global was extinguished. The partnership, together with institutional partners, funded a portion of the CDK Global acquisition with approximately $4.9 billion of non-recourse borrowings, net of debt issuance costs.

•	On May 1, 2023, the partnership’s dealer software and technology services operations completed the sale of a non-core division servicing the heavy equipment sector for consideration of approximately $490 million (the “software assets disposition”). The disposition is considered to be significant to the partnership.

Probable transaction

•	On October 11, 2022, an agreement was entered into to sell Westinghouse to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners for consideration of approximately $4.2 billion, before working capital and other adjustments (the “Westinghouse disposition”). Due to the unique nature of these operations and the extensive regulations to which they are subject, the plan of sale as contemplated is subject to, in addition to more customary closing conditions, certain substantive regulatory approvals, including approvals from the EU and UK antitrust authorities, which are currently outstanding. Failure to obtain these approvals may result in significant changes to, or the withdrawal of, the plan of sale. The disposition has been reflected in these unaudited pro forma financial statements since the transaction is probable for the purposes of pro forma financial information and is considered to be significant to the partnership. The Westinghouse disposition is expected to close in the second half of 2023.

The information in the Unaudited Pro Forma Statements of Operating Results for the year ended December 31, 2022 and for the six months ended June 30, 2023 gives effect to the pro forma adjustments as if each of the Transactions had been consummated on January 1, 2022. No adjustments were made for the acquisitions of Scientific Games Lottery and CDK Global to the Unaudited Pro Forma Statements of Operating Results for the six months ended June 30, 2023 as the historical financial results of the partnership for the six months ended June 30, 2023 already include the financial results of the businesses acquired in 2022.

The information in the Unaudited Pro Forma Statement of Financial Position as at June 30, 2023 gives effect to the pro forma adjustments as if the Westinghouse disposition had been consummated on June 30, 2023. No adjustments were made for the Scientific Games Lottery acquisition, the CDK Global acquisition and the software assets disposition to the Unaudited Pro Forma Statement of Financial Position as at June 30, 2023 as these transactions are already included in the partnership’s historical financial information as at such date.

All financial data in the Unaudited Pro Forma Financial Statements is presented in U.S. dollars, unless otherwise noted, and the Unaudited Pro Forma Financial Statements have been prepared using accounting policies that are consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The partnership and CDK Global have different fiscal years ending December 31 and June 30, respectively. CDK Global’s audited consolidated statement of operations for the fiscal year ended June 30, 2022 has been aligned to the fiscal year of the partnership for the fiscal year ended December 31, 2022 by adjusting to include CDK Global’s unaudited consolidated statement of operations data for the six months ended December 31, 2022 and to exclude CDK Global’s unaudited consolidated statement of operations data for the six months ended December 31, 2021.

The Unaudited Pro Forma Financial Statements are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. All financial data for the Westinghouse disposition and software assets disposition has been derived from the historical actual financial information of the businesses disposed. The notes to the Unaudited Pro Forma Financial Statements provide a detailed discussion of how such adjustments were derived and presented in the Unaudited Pro Forma Financial Statements. The Unaudited Pro Forma Financial Statements should be read in conjunction with the audited financial statements of the partnership as at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, the unaudited interim financial statements of the partnership as at June 30, 2023 and for the three and six months ended June 30, 2023 and 2022, the audited combined financial statements of Scientific Games Lottery as at December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020, the unaudited interim combined financial statements of Scientific Games Lottery as at March 31, 2022 and for the three months ended March 31, 2022 and 2021 and the audited consolidated financial statements of CDK Global as at June 30, 2022 and 2021 and for the years ended June 30, 2022 and 2021.

The Unaudited Pro Forma Financial Statements have been prepared for illustrative purposes only and are not necessarily indicative of the financial position or operating results of the partnership had the Transactions occurred on the dates indicated, nor is such pro forma financial information necessarily indicative of the results to be expected for any future period. The actual financial position and operating results may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

UNAUDITED PRO FORMA STATEMENT OF FINANCIAL POSITION

		Transaction Accounting Adjustments
US$ MILLIONS As at June 30, 2023	Brookfield Business Partners L.P. (historical)	Westinghouse (probable disposition)	Notes	Pro Forma - Combined
		(1a)
Assets
Current Assets
Cash and cash equivalents	$3,022	$3,995	(1f)	$7,017
Financial assets	1,857	(24)		1,833
Accounts and other receivable, net	6,207	(491)		5,716
Inventory, net	4,966	(645)		4,321
Other assets	2,738	(521)		2,217
	18,790	2,314		21,104
Non-Current Assets
Financial assets	11,572	(308)		11,264
Accounts and other receivable, net	981	—		981
Other assets	580	(143)		437
Property, plant and equipment	16,296	(1,063)		15,233
Deferred income tax assets	1,282	(330)		952
Intangible assets	23,394	(2,063)		21,331
Equity accounted investments	2,050	(17)		2,033
Goodwill	15,369	(437)		14,932
	$90,314	$(2,047)		$88,267
Liabilities and Equity
Current Liabilities
Accounts payable and other	$13,636	$(1,578)	(1d), (1e)	$12,058
Non-recourse borrowings in subsidiaries of the partnership	2,990	(294)		2,696
	16,626	(1,872)		14,754
Non-Current Liabilities
Accounts payable and other	7,327	(863)		6,464
Corporate borrowings	1,990	—		1,990
Non-recourse borrowings in subsidiaries of the partnership	41,918	(3,416)		38,502
Deferred income tax liabilities	3,561	(23)		3,538
	71,422	(6,174)		65,248
Equity
Limited partners	1,456	623	(1f)	2,079
Non-controlling interests attributable to:
Redemption-exchange units	1,360	582	(1f)	1,942
Special limited partners	—	—		—
BBUC exchangeable shares	1,424	609	(1f)	2,033
Preferred securities	1,490	—		1,490
Interest of others in operating subsidiaries	13,162	2,313	(1f)	15,475
	$18,892	$4,127		$23,019
	$90,314	$(2,047)		$88,267

See the accompanying notes to the Unaudited Pro Forma Financial Statements.

UNAUDITED PRO FORMA STATEMENTS OF OPERATING RESULTS

		Transaction Accounting Adjustments		Transaction Accounting Adjustments
US$ MILLIONS (except as noted) For the six months ended June 30, 2023	Brookfield Business Partners L.P. (historical)	Software assets (consummated disposition)	Pro Forma - Consummated Transactions	Westinghouse (probable disposition)	Pro Forma - Combined
		(2a)		(1b)
Revenues	$27,264	$(17)	$27,247	$(2,062)	$25,185
Direct operating costs	(24,796)	9	(24,787)	1,832	(22,955)
General and administrative expenses	(799)	1	(798)	100	(698)
Interest income (expense), net	(1,797)	—	(1,797)	141	(1,656)
Equity accounted income (loss), net	53	—	53	—	53
Impairment reversal (expense), net	(7)	—	(7)	2	(5)
Gain (loss) on acquisitions/dispositions, net	168	—	168	(14)	154
Other income (expense), net	267	—	267	43	310
Income (loss) before income tax	353	(7)	346	42	388
Income tax (expense) recovery
Current	(393)	—	(393)	36	(357)
Deferred	284	—	284	(38)	246
Net income (loss)	$244	$(7)	$237	$40	$277
Attributable to:
Limited partners	$9	$(1)	$8	$6	$14
Non-controlling interests attributable to:			—
Redemption-exchange units	8	(1)	7	6	13
Special limited partners	—	—	—	—	—
BBUC exchangeable shares	9	(1)	8	6	14
Preferred securities	44	—	44	—	44
Interest of others in operating subsidiaries	174	(4)	170	22	192
	$244	$(7)	$237	$40	$277
Basic and diluted earnings (loss) per limited partner unit	$0.12				$0.19
Weighted-average LP Units (millions)	74.6				74.6

See the accompanying notes to the Unaudited Pro Forma Financial Statements.

		Transaction Accounting Adjustments				Transaction Accounting Adjustments
US$ MILLIONS (except as noted) For the year ended December 31, 2022	Brookfield Business Partners L.P. (historical)	Scientific Games Lottery (consummated acquisition)	CDK Global (consummated acquisition)	Software assets (consummated disposition)	Pro Forma - Consummated Transactions	Westinghouse (probable disposition)	Notes	Pro Forma - Combined
		(3)	(4)	(2a)		(1b)
Revenues	$57,545	$258	$915	$(40)	$58,678	$(3,795)		$54,883
Direct operating costs	(53,102)	(192)	(630)	38	(53,886)	3,302		(50,584)
General and administrative expenses	(1,372)	(27)	(139)	2	(1,536)	169		(1,367)
Interest income (expense), net	(2,538)	(64)	(234)	—	(2,836)	219		(2,617)
Equity accounted income (loss), net	165	4	(5)	—	164	(5)		159
Impairment reversal (expense), net	9	—	—	—	9	—		9
Gain (loss) on acquisitions/dispositions, net	28	—	—	—	28	4,199	(1c)	4,227
Other income (expense), net	(658)	2	(4)	—	(660)	53	(1e)	(607)
Income (loss) before income tax	77	(19)	(97)	—	(39)	4,142		4,103
Income tax (expense) recovery
Current	(458)	(16)	(8)	1	(481)	4	(1d)	(477)
Deferred	736	(5)	(35)	1	697	(400)		297
Net income (loss)	$355	$(40)	$(140)	$2	$177	$3,746		$3,923
Attributable to:
Limited partners	$55	$(6)	$(17)	$1	$33	$610		$643
Non-controlling interests attributable to:					—
Redemption-exchange units	49	(6)	(15)	—	28	565		593
Special limited partners	—	—	—	—	—	—		—
BBUC exchangeable shares	42	(1)	(9)	—	32	472		504
Preferred securities	27	—	—	—	27	—		27
Interest of others in operating subsidiaries	182	(27)	(99)	1	57	2,099		2,156
	$355	$(40)	$(140)	$2	$177	$3,746		$3,923
Basic and diluted earnings (loss) per limited partner unit	$0.73							$8.54
Weighted-average LP Units (millions)	75.3							75.3

See the accompanying notes to the Unaudited Pro Forma Financial Statements.

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1.	Westinghouse disposition

(1a)	On October 11, 2022, an agreement was entered into to sell Westinghouse to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners. The adjustment to the Unaudited Pro Forma Statement of Financial Position includes the derecognition of total assets of $6.3 billion and the derecognition of total liabilities of $6.2 billion. The pro forma adjustment to the Unaudited Pro Forma Statement of Financial Position to reflect the Westinghouse disposition also includes other effects discussed in note (1d), (1e) and (1f).

(1b)	These pro forma adjustments include the elimination of the historical operating results of Westinghouse for the six months ended June 30, 2023 and for the year ended December 31, 2022.

(1c)	The estimated pre-tax gain of approximately $4.2 billion from the disposition is reflected as an adjustment on the Unaudited Pro Forma Statement of Operating Results for the year ended December 31, 2022.

The actual gain and related tax effect will be calculated based on the net book value as of the closing of the transaction and therefore, could differ from the current estimate. See note (1d) regarding the basis for the income tax effect.

(1d)	Includes the estimated current income tax effect of the Westinghouse disposition of $25 million. The tax effect of the pro forma adjustments was calculated using the historical statutory rates in effect for the period presented.

(1e)	Includes the accrual of approximately $47 million of additional transaction costs to be incurred by the partnership upon the disposition of Westinghouse. Transaction costs of $23 million have been included in the historical Statements of Operating Results of the partnership.

(1f)	Includes estimated cash proceeds of approximately $4.2 billion, included in cash and cash equivalents, before working capital and other adjustments.

2.	Software assets disposition

(2a)	These pro forma adjustments reflect the elimination of historical operating results for the six months ended June 30, 2023 and for the year ended December 31, 2022.

3.	Acquisition of Scientific Games Lottery

The following tables and explanatory notes present the statement of operating results of Scientific Games Lottery for the period ended April 4, 2022, as adjusted to give effect to the Scientific Games Lottery acquisition as if it had occurred at the beginning of the period.

			Transaction Accounting Adjustments
US$ MILLIONS (except as noted) For the period ended April 4, 2022	Pre-acquisition Jan 1, 2022 to Mar 31, 2022	Reclassification to Conform Presentation	IFRS 3 Adjustments	Notes	Other	Notes	Scientific Games Lottery Pro Forma
	(3a)	(3a)
Revenues	$—	$258	$—		$—		$258
Instant products	171	(171)	—		—		—
Lottery systems	87	(87)	—		—		—
Direct operating costs	—	(160)	(32)	(3b)	—		(192)
Cost of instant products	(89)	89	—		—		—
Cost of lottery systems	(54)	54	—		—		—
General and administrative expenses	—	(27)	—		—		(27)
Selling, general and administrative	(27)	27	—		—		—
Research and development	(1)	1	—		—		—
Restructuring and other	2	(2)	—		—		—
Depreciation and amortization expense	(16)	16	—		—		—
Interest income (expense), net	—	—	—		(64)	(3d)	(64)
Equity accounted income (loss), net	—	4	—		—		4
Earnings (loss) from equity investments	4	(4)	—		—		—
Other income (expense), net	—	2	—		—		2
Income tax (expense) recovery
Current	—	(16)	—		—		(16)
Deferred	—	—	(5)	(3c)	—		(5)
Income tax expense	(16)	16	—		—		—
Net income (loss)	$61	$—	$(37)		$(64)		$(40)
Attributable to:
Parent	$61	$(61)	$—		$—		$—
Limited partners	—	11	(6)		(11)		(6)
Non-controlling interests attributable to:
Redemption-exchange units	—	10	(6)		(10)		(6)
BBUC exchangeable shares	—	2	(1)		(2)		(1)
Interest of others in operating subsidiaries	—	38	(24)		(41)		(27)
	$61	$—	$(37)		$(64)		$(40)

(3a)	On April 4, 2022, the partnership completed the Scientific Games Lottery acquisition. The acquisition was accounted for using the acquisition method under IFRS 3 with the partnership being identified as the accounting acquirer. Acquisition related costs of $16 million were included in the historical Statement of Operating Results for the year ended December 31, 2022. The historical financial information of Scientific Games Lottery was prepared in accordance with accounting principles generally accepted in the United States. The partnership has reviewed and determined there were no significant differences in accounting policies applied by Scientific Games Lottery and the partnership. Certain pro forma adjustments have been made to conform the presentation of the historical financial information of Scientific Games Lottery to the presentation of financial information in the partnership’s financial statements.

The operating results of Scientific Games Lottery for the six months ended June 30, 2022 was determined to be an appropriate measure of the operating results of Scientific Games Lottery for the period ended April 4, 2022 in the unaudited pro forma financial statements because the operating results for the 4-day period ended April 4, 2022 was determined to be immaterial.

(3b)	As part of the Scientific Games Lottery acquisition, the fair value adjustment applied to property, plant and equipment increased the carrying value by $76 million with an average useful life of 35 years. The fair value adjustment applied to intangible assets increased the carrying value by $3.9 billion, where total intangible assets comprised customer relationships with a fair value adjustment of $2.8 billion and an average useful life of 20 years and brand with a fair value adjustment of $1.0 billion and an indefinite useful life. If the acquisition had occurred on January 1, 2022, depreciation and amortization expense for the period ended April 4, 2022 would have increased by $32 million.

(3c)	The Unaudited Pro Forma Statements of Operating Results have been adjusted to reflect the deferred tax impact of the transaction accounting adjustments based on historical statutory rates in effect for the period presented.

(3d)	Prior to closing the Scientific Games Lottery acquisition, the partnership raised proceeds of $3.4 billion of fixed and variable-rate non-recourse borrowings (the “New Scientific Games Lottery Non-Recourse Borrowings”) and incurred debt issuance costs of approximately $90 million, which were used to partially fund the Scientific Games Lottery acquisition.

The borrowing costs presented within interest income (expense), net reflects the borrowing costs on the New Scientific Games Lottery Non-Recourse Borrowings and the amortization of related debt issuance costs of $64 million for the period ended April 4, 2022. A 1/8 of a percentage point increase or decrease in the benchmark rate would result in a change in interest expense of approximately $1 million for the period ended April 4, 2022.

4.	Acquisition of CDK Global

The following tables and explanatory notes present the statement of operating results of CDK Global for the period ended July 6, 2022, as adjusted to give effect to the CDK Global acquisition as if it had occurred at the beginning of the period.

			Transaction Accounting Adjustments
US$ MILLIONS For the period ended July 6, 2022	Pre-acquisition Jan 1, 2022 to June 30, 2022	Accounting Policy and Reclassification	IFRS 3 Adjustments	Notes	Other	Notes	CDK Global Pro Forma
	(4a)	(4a)
Revenues	$915	$—	$—		$—		$915
Direct operating costs	—	(506)	(124)	(4b)	—		(630)
Cost of revenue	(492)	492	—		—		—
General and administrative expenses	—	(181)	42	(4c)	—		(139)
Selling, general and administrative expenses	(192)	192	—		—		—
Interest income (expense), net	(45)	4	—		(193)	(4e)	(234)
Equity accounted income (loss), net	—	(5)	—		—		(5)
Loss from equity method investment	(5)	5	—		—		—
Other income (expense), net	—	(4)			—		(4)
Income tax (expense) recovery
Current	—	(8)	—		—		(8)
Deferred	—	(42)	7	(4d)	—		(35)
Income tax expense	(50)	50	—		—		—
Net income (loss)	$131	$(3)	$(75)		$(193)		$(140)
Attributable to:
Owners of the company	$127	$(127)	$—		$—		$—
Limited partners	—	14	(9)		(22)		(17)
Non-controlling interests attributable to:
Redemption-exchange units	—	13	(8)		(20)		(15)
BBUC exchangeable shares	—	8	(5)		(12)		(9)
Interest of others in operating subsidiaries	—	93	(53)		(139)		(99)
Non-controlling interests	4	(4)	—		—		—
	$131	$(3)	$(75)		$(193)		$(140)

(4a)	Pro forma adjustments have been made to conform the presentation of the historical financial information of CDK Global to the presentation of financial information in the partnership’s financial statements. In addition, certain pro forma adjustments have been made to CDK Global’s historical financial statements prepared in accordance with standards generally accepted in the United States (U.S. GAAP), to IFRS as issued by the IASB. Acquisition related costs of $15 million were included in the partnership’s historical Statement of Operating Results for the year ended December 31, 2022. The conversion of CDK Global’s historical statements of operating results to IFRS for the period ended July 6, 2022 includes an adjustment to increase general and administrative expenses by $3 million related to the recognition of implementation costs incurred as a customer in a cloud computing arrangement, net of historical amortization expense. Certain other pro forma adjustments have been made to conform the presentation of the consolidated financial statements of CDK Global prepared under U.S. GAAP to the presentation of financial information in the partnership’s financial statements prepared under IFRS, including reclassification of depreciation expense of $8 million from general and administrative expenses to direct operating costs and $492 million from cost of revenue to direct operating costs for the period ended July 6, 2022.

The operating results of CDK Global for the six months ended June 30, 2022 was determined to be an appropriate measure of the operating results of CDK Global for the period ended July 6, 2022 in the unaudited pro forma financial statements because the operating results for the 6-day period ended July 6, 2022 was determined to be immaterial.

(4b)	As part of the CDK Global acquisition, the fair value adjustment applied to property, plant and equipment reduced the carrying value by $10 million. The fair value adjustment applied to intangible assets increased the carrying value by $4.4 billion, where total intangible assets comprised customer relationships with a fair value adjustment of $3.7 billion and an average useful life of 15 years, brand with a fair value adjustment of approximately $254 million and an average useful life of 15 years, and developed technology with fair value adjustment of approximately $428 million and an average useful life of 3-5 years. If the acquisition had occurred on January 1, 2022, depreciation and amortization expense for the period ended July 6, 2022 would have increased by $124 million.

(4c)	Certain costs relating to contract acquisitions and fulfillment that were previously amortized under U.S GAAP were derecognized upon acquisition of CDK Global, in order to conform with the requirements under IFRS. If the acquisition had occurred on January 1, 2022, general and administrative expenses for the period ended July 6, 2022 would have been lower by approximately $42 million.

(4d)	The Unaudited Pro Forma Statements of Operating Results have been adjusted to reflect the deferred tax impact of the transaction accounting adjustments based on historical statutory rates in effect for the period presented.

(4e)	Prior to closing the CDK Global acquisition, $1.7 billion of its fixed and variable-rate borrowings were extinguished (the “Extinguished CDK Global Borrowings”) with a weighted-average interest rate of 5.3% and $16 million in accrued interest. CDK Global used proceeds from the partnership to extinguish outstanding borrowings. Prior to closing the CDK Global acquisition, the partnership raised proceeds of $5.1 billion from fixed and variable-rate non-recourse borrowings (the “New CDK Global Non-Recourse Borrowings”) and incurred debt issuance costs of approximately $222 million, which was used to partially fund the CDK Global acquisition.

The table below presents the net increase to borrowing costs presented within interest income (expense), net.

(US$ MILLIONS)	Period ended July 6, 2022
Elimination of interest expense and amortization of debt issuance costs – Extinguished CDK Global Borrowings	$43
Interest expense on New CDK Global Non-Recourse Borrowings	(220)
Amortization of debt issuance costs on New CDK Global Non-Recourse Borrowings	(16)
Other transaction accounting adjustment to interest income (expense), net	$(193)

A 1/8 of a percentage point increase or decrease in the benchmark rate would result in a change in interest expense of approximately $3 million for the period ended July 6, 2022.